Securities and Exchange Commission
450 Fifth Street, N.S.
Washington, D.C. 20549

Gentlemen:

The letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditor of View Systems, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000 because our Firm has not yet completed certain financial information.

We hereby advise you that we have read the statements  made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.


Very truly yours,


/s/
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Davis, Sita & Company
November 14, 2000